Exhibit 12.4

Vidéotron Ltée
Computation of ratio of Pro forma earning to fixed charges
(dollars in million, except for ratio of Pro forma earnings to fixed charges)

	Year Ended December 31, 2002	Nine Months Ended September 30, 2003
CANADIAN GAAP
Fixed charges
Interest expense, before interest income	$81.0	$52.9
Amortization of capitalized expenses related to indebtedness	4.6	3.8
Interest capitalized to the cost of fixed assets	0.0	0.0

Fixed charges before adjustment	$85.6	$56.7

Interest reduction related to refinanced debt	(44.8)	(29.2)
Interest increase related to new debt (October 8, 2003)	55.7	39.3

	10.9	10.1

Pro forma fixed charges	$96.5	$66.8

Pro forma earnings
Income from continuing operation before income taxes and non controlling interest	25.4	91.5
Pro forma fixed charges	96.5	66.8
Interest capitalized to the cost of fixed assests	0.0	0.0
Amortization of capitalized interest	0.7	0.7

	$122.6	$159.0

Ratio of Pro forma earning to fixed charges	1.3	2.4

US GAAP
Fixed charges
Interest expense, before interest income	$77.5	$43.1
Amortization of capitalized expenses related to indebtedness	4.6	3.8
Interest capitalized to the cost of fixed assets	0.0	0.0

Fixed charges before adjustment	$82.1	$46.9

Interest reduction related to refinanced debt	(44.8)	(29.2)
Interest increase related to new debt (October 8, 2003)	55.7	39.3

	$10.9	$10.1

Pro forma fixed charges	$93.0	$57.0

Pro forma earnings
Income (loss) from continuing operation before income taxes and non controlling interest	$(1,984.5)	$80.3
Pro forma fixed charges	93.0	57.0
Interest capitalized to the cost of fixed assests	0.0	0.0
Amortization of capitalized interest	0.7	0.7

	$(1,890.8)	$137.9

Ratio of Pro forma earning to fixed charges	—	2.4

For the year ended December 31, 2002, Pro forma earnings as calculated under US GAAP, were inadequate to cover our fixed charges and the coverage deficiency was $1,983.8 million.